                                                               Exhibit 99(a)(13)




FOR IMMEDIATE RELEASE                                         4TH JUNE 1999
TO ALL CITY EDITORS


                    UNITED NEWS & MEDIA COMPLETES CMP OFFER,
                     CONFIRMS INTEGRATION AHEAD OF SCHEDULE

London, England (June 4, 1999) - United News & Media plc announced today that its wholly owned subsidiary, MFW Acquisition Corp., has accepted for payment shares of common stock of CMP Media Inc. (Nasdaq: CMPX) at $39 per share pursuant to the tender offer that expired at 12:00 midnight, New York City time, on June 3, 1999. According to ChaseMellon Shareholder Services, LLC, the depositary for the tender offer, 12,781,516 shares of Class A Common Stock (including 67,626 shares that have been guaranteed for delivery) and 10,152,810 shares of Class B Common Stock were validly tendered into the offer and not withdrawn.

The tendered shares of Class B Common Stock, which are all of such shares outstanding, automatically converted into Class A Common Shares when they were accepted. As a result of the tender offer, and such conversion, MFW Acquisition Corp. will own approximately 99% of the outstanding shares of Class A Common Stock. United anticipates prompt consummation of a merger of MFW Acquisition Corp. with and into CMP Media Inc., whereby CMP Media Inc. will become a wholly owned subsidiary of United News & Media plc.

The integration of the two companies is off to a good start. Miller Freeman and CMP Media have built leading complementary positions in many high-growth technology markets which make an excellent foundation for future growth and development. Together CMP Media and Miller Freeman are one of the world's largest business-to-business media companies. CMP's leading broad-based positions in the electronics, channel, and business technology sectors complement Miller Freeman's niche positions in these markets, and CMP's strong brands and large circulation bases provide an excellent platform for the application of Miller Freeman's expertise as the world's largest producer of trade shows and conferences. The combination of Miller Freeman's niche online positions and CMP's leadership in business-to-business Internet traffic will combine to provide both breadth and depth of content and market reach.

For further enquiries;

Ricardo Tejada             United News & Media plc            0171 921 5031
Richard Saunders           Cardew & Co                        0171 930 0777